UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C. 20549

               STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

     Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See instruction 1(b).

      Filed pursuant to Section 16(a) of the Securities Exchange
Act of 1934, Section 17(a) of the Public Utility Holding Company
Act of 1935 or Section 30(f) of the Investment Company Act of
1940

1.   Filesi              Thomas              R.
     (Last)             (First)             (Middle)

     1180 Emerald Sound Blvd.
     (Street)

     Oak Point           TX                  75068
     (City)              (State)             (Zip)

2.  Issuer Name and Ticker or Trading Symbol
    Optek Technology, Inc.

3.  IRS or Social Security Number of Reporting Person
    (Voluntary)

4.  Statement for Month/Year
    January 1999

5.   If Amendment, Date of Original (Month/Year)

6.   Relationship of Reporting Person(s) to Issuer
     (Check all applicable)

     X Director                    10% Owner
     X Officer (give               Other (specify
       title below)                below)

          Chairman and Chief Executive Officer

7.   Individual or Joint/Group Filing (Check Applicable Line)
     X    Form filed by One Reporting Person
          Form filed by More than One Reporting Person

TABLE I - NON-DERIVATIVE SECURITIES ACQUIRED, DISPOSED
OF, OR BENEFICIALLY OWNED

1.   Title of Security:  Common Stock, par value $0.01 per share

2.   Transaction Date (Month/Day/Year): 1/11/99

3.   Transaction Code:  M

4.   Securities Acquired (A) or Disposed of (D):

          Amount              (A) or (D)     Price
          36,000               A             $2.31

5.   Amount of Securities Beneficially Owned at End of Month:

6.   Ownership Form:  Direct (D) or Indirect (I):

7.   Nature of Indirect Beneficial Ownership:

1(a)  Title of Security:  Common Stock, par value $0.01 per share

2(a)   Transaction Date (Month/Day/Year): 1/11/99

3(a)   Transaction Code:  M

4(a)   Securities Acquired (A) or Disposed of (D):

          Amount              (A) or (D)     Price
          8,500                A              $2.125

5(a)   Amount of Securities Beneficially Owned at End of Month:
          345,500

6(a)   Ownership Form:  Direct (D) or Indirect (I):  D

7(a)   Nature of Indirect Beneficial Ownership:

TABLE II - DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF,
OR BENEFICIALLY OWNED (E.G., PUTS, CALLS, WARRANTS, OPTIONS,
CONVERTIBLE SECURITIES)

1.   Title of Derivative Security:  Incentive Stock Option


2.   Conversion or Exercise Price of Derivative Security:
     $2.31

3.   Transaction Date (Month/Day/Year):  1/11/99

4.   Transaction Code:   Code           Voluntary
                         M              -

5.   Number of Derivative Securities Acquired (A) or Disposed of
     (D):                (A)                 (D)
                          -                   1

6.   Date Exercisable and Expiration Date (Month/Day/Year):

     Date Exercisable              Expiration Date
         Fully Vested                 4/1/2001

7.   Title and Amount of Underlying Securities:

          Title                    Amount or Number of Shares
          Common Stock             36,000

8.   Price of Derivative Security:      36,000


9.   Number of derivative Securities Beneficially Owned at End of
     Month:    -

10.  Ownership Form of Derivative Security:  Direct (D) or
     Indirect (I): -

11.  Nature of Indirect Beneficial Ownership:

1(a) Title of Derivative Security:  Stock Option

2(a) Conversion or Exercise Price of Derivative Security:
     $2.125

3(a) Transaction Date (Month/Day/Year):  1/11/99

4(a) Transaction Code:   Code           Voluntary
                           M            -

5(a) Number of Derivative Securities Acquired (A) or Disposed of
     (D):                (A)                 (D)
                          -                   1

6(a) Date Exercisable and Expiration Date (Month/Day/Year):

     Date Exercisable              Expiration Date
          Fully Vested             9/17/2002

7(a) Title and Amount of Underlying Securities:

          Title                    Amount or Number of Shares
          Common Stock             8,500

8(a) Price of Derivative Security:      -

9(a) Number of derivative Securities Beneficially Owned at End of
     Month:    -

10(a) Ownership Form of Derivative Security:  Direct (D) or
      Indirect (I): -

11(a) Nature of Indirect Beneficial Ownership:

1(b) Title of Derivative Security:  Stock Option

2(b) Conversion or Exercise Price of Derivative Security:
     $6.05

3(b) Transaction Date (Month/Day/Year):  -

4(b) Transaction Code:   Code           Voluntary
                           -            -

5(b) Number of Derivative Securities Acquired (A) or Disposed of
     (D):                (A)                 (D)
                          -                   -

6(b) Date Exercisable and Expiration Date (Month/Day/Year):

     Date Exercisable              Expiration Date
         Fully Vested              8/16/2005

7(b) Title and Amount of Underlying Securities:

          Title                    Amount or Number of Shares
          Common Stock             30,000

8(b) Price of Derivative Security:      -

9(b) Number of derivative Securities Beneficially Owned at End of
     Month:    1

10(b) Ownership Form of Derivative Security:  Direct (D) or
      Indirect (I): D

11(b) Nature of Indirect Beneficial Ownership:

1(c) Title of Derivative Security:  Stock Option

2(c) Conversion or Exercise Price of Derivative Security:
     $11.969

3(c) Transaction Date (Month/Day/Year):  -

4(c) Transaction Code:   Code           Voluntary
                           -            -

5(c) Number of Derivative Securities Acquired (A) or Disposed of
     (D):                (A)                 (D)
                          -                   -

6(c) Date Exercisable and Expiration Date (Month/Day/Year):

     Date Exercisable              Expiration Date
         (1)                       3/19/2006

7(c) Title and Amount of Underlying Securities:

          Title                    Amount or Number of Shares
          Common Stock             10,000

8(c) Price of Derivative Security:      -

9(c) Number of derivative Securities Beneficially Owned at End of
     Month:    1

10(c) Ownership Form of Derivative Security:  Direct (D) or
      Indirect (I): D

11(c) Nature of Indirect Beneficial Ownership:

1(d) Title of Derivative Security:  Stock Option

2(d) Conversion or Exercise Price of Derivative Security:
     $10.12

3(d) Transaction Date (Month/Day/Year):  -

4(d) Transaction Code:   Code           Voluntary
                           -            -

5(d) Number of Derivative Securities Acquired (A) or Disposed of
     (D):                (A)                 (D)
                          -                   -

6(d) Date Exercisable and Expiration Date (Month/Day/Year):

     Date Exercisable              Expiration Date
         (2)                       1/18/2007

7(d) Title and Amount of Underlying Securities:

          Title                    Amount or Number of Shares
          Common Stock             10,000

8(d) Price of Derivative Security:      -

9(d) Number of derivative Securities Beneficially Owned at End of
     Month:    1

10(d) Ownership Form of Derivative Security:  Direct (D) or
      Indirect (I): D

11(d) Nature of Indirect Beneficial Ownership:

1(e) Title of Derivative Security:  Stock Option

2(e) Conversion or Exercise Price of Derivative Security:
     $27.0625

3(e) Transaction Date (Month/Day/Year):  -

4(e) Transaction Code:   Code           Voluntary
                           -            -

5(e) Number of Derivative Securities Acquired (A) or Disposed of
     (D):                (A)                 (D)
                          -                   -

6(e) Date Exercisable and Expiration Date (Month/Day/Year):

     Date Exercisable              Expiration Date
         (3)                       3/16/2008

7(e) Title and Amount of Underlying Securities:

          Title                    Amount or Number of Shares
          Common Stock             12,000

8(e) Price of Derivative Security:      -

9(e) Number of derivative Securities Beneficially Owned at End of
     Month:    1

10(e) Ownership Form of Derivative Security:  Direct (D) or
      Indirect (I): D

11(e) Nature of Indirect Beneficial Ownership:

Explanation of Responses:

(1)  Options vest in increments of 33 1/3% as of March 19, 1997,
     1998 and 1999.
(2) Options vest in increments of 33 1/3% as of January 18, 1998, 1999 and 2000.
(3) Options vest in increments of 33 1/3% as of March 17, 1999, 2000 and 2001.

                              /s/ Thomas R. Filesi
                             Signature of Reporting Person

                              January 12, 1999